Exhibit A

Sunday, 13 March 2022	Rio Tinto International Holdings Ltd 6 St James’s Square London SW1Y 4AD United Kingdom

The Board of Directors

Turquoise Hill Resources Ltd

1 Place Ville Marie

Suite 3680

Montreal

Quebec

Canada, H3B 3P2

Attention: R. Peter Gillin, Chairman

Dear Peter,

Rio Tinto, Turquoise Hill Resources Ltd. (“Turquoise Hill”) and the Government of Mongolia achieved a significant milestone in the development of Oyu Tolgoi and a reset of the relationship, which was announced on 24 January 2022 (the “Reset Announcement”). This was made possible by the collective and constructive efforts of the Government of Mongolia, Turquoise Hill and Rio Tinto in agreeing a path forward that enabled commencement of the underground mine at Oyu Tolgoi. This success has been reflected in the 34% increase in Turquoise Hill’s share price since this announcement.

Despite having achieved this milestone, Oyu Tolgoi still requires substantial funding in order to complete the underground project. Turquoise Hill’s minority shareholders face the inherent uncertainties and risks associated with the development and funding of a large mining project such as Oyu Tolgoi. Rio Tinto has concluded that the most efficient way to deliver on these funding obligations is to take Turquoise Hill private and Rio Tinto International Holdings Limited is submitting this non-binding Proposal to acquire the approximately 49% of Turquoise Hill held by minority shareholders (the “Proposed Transaction”).

The Proposed Transaction would deliver compelling value for Turquoise Hill minority shareholders and provide the certainty of an all cash offer, at a substantial premium. At the same time, the Proposed Transaction would result in Mongolia benefiting from a simpler and more efficient ownership structure for Oyu Tolgoi and greater certainty on funding of the underground mine at Oyu Tolgoi.

The principal terms of our Proposal are set out below. We welcome the opportunity to commence collaborative and constructive discussions on our Proposal with you at your convenience.

Details of the Proposed Transaction

Under the terms of the Proposed Transaction, Turquoise Hill minority shareholders would receive C$34.00 in cash per Turquoise Hill share, representing a:

•	32% premium to Turquoise Hill’s closing share price on the Toronto Stock Exchange on 11 March 2022;

Rio Tinto International Holdings Limited. Registered office 6 St James’s Square, London, SW1Y 4AD, United Kingdom.

Registered in England No. 00425864.

•	78% premium to Turquoise Hill’s closing share price on the Toronto Stock Exchange immediately prior to the Reset Announcement; and

•	37% premium to Turquoise Hill’s volume weighted average price since the Reset Announcement.

The aggregate consideration payable under the terms of the Proposed Transaction will be funded from Rio Tinto’s existing cash reserves.

Rio Tinto believes in the long-term potential of the Oyu Tolgoi mine; however, we will remain financially disciplined throughout the Proposed Transaction and believe it delivers compelling value for Turquoise Hill minority shareholders.

Proposed Transaction Structure

We believe the most efficient way to implement the Proposed Transaction is through a plan of arrangement pursuant to the Yukon Business Corporations Act.

We anticipate that the definitive documentation in connection with the Proposed Transaction will consist of voting support agreements with all officers and directors of Turquoise Hill and a definitive agreement (the “Arrangement Agreement”) that will contain, among other things, market standard representations, warranties, covenants and such other terms and conditions as are typical for a transaction of this nature. We are prepared to begin good faith negotiations leading to the execution of definitive and binding legal agreements forthwith.

The entering into the Arrangement Agreement in respect of the Proposed Transaction is subject to the following conditions:

•	finalisation of an acceptable Arrangement Agreement by Rio Tinto and Turquoise Hill;

•	receipt of executed acceptable voting support agreements from each of the directors and officers of Turquoise Hill;

•	the approval of the Boards of Directors of each of Rio Tinto and Turquoise Hill to enter into the Arrangement Agreement and the supporting documents; and

•	Turquoise Hill will not raise additional equity capital, including through a rights offering, bought deal or other share placement, pending completion of the Proposed Transaction.

Rio Tinto understands that it will also be necessary for Turquoise Hill to appoint an independent valuator and obtain a formal valuation of Turquoise Hill pursuant to Multilateral Instrument 61-101. We ask that Turquoise Hill promptly engage such an independent valuator so that the formal valuation can be commenced forthwith. As required under Multilateral Instrument 61-101, the cost of such independent valuation will be borne by Rio Tinto.

Rio Tinto is also prepared to discuss providing Turquoise Hill with the liquidity necessary to operate through completion of the Proposed Transaction. However, if the Proposed Transaction ultimately does not proceed, we will expect minority shareholders to then assume their proportionate share of future risk and incremental funding.

Internal and Other Approvals

The submission of this Proposal to Turquoise Hill has the full support of the Board of Directors of Rio Tinto and its parent companies. While the entering into of the Arrangement Agreement will require approval of our Board of Directors, no approval by our shareholders will be required for the Proposed Transaction. The Proposal is not, and the Proposed Transaction will not, be subject to any financing condition or due diligence.

In light of Rio Tinto’s significant shareholding in Turquoise Hill, we do not anticipate that the Proposed Transaction will require any material regulatory approvals. Other than customary conditions to closing, including approval of a majority of the Turquoise Hill minority shareholders, we do not anticipate material conditions being attached to the Proposed Transaction.

Next Steps

Our team is prepared and ready to commence negotiations of the definitive transaction agreements. To that end, we have engaged McCarthy Tétrault LLP and Sullivan & Cromwell LLP as our legal advisors and Credit Suisse, RBC Capital Markets and Rothschild & Co as our financial advisors and have the internal resources in place to diligently implement the Proposed Transaction. While we are interested in pursuing the Proposed Transaction, Rio Tinto is not interested in pursuing any alternative transaction, including any such transaction which would result in the sale of our interest in Turquoise Hill or the acquisition by a third party of Turquoise Hill or Oyu Tolgoi in partnership with or independent of Rio Tinto.

Non-Binding Proposal

Nothing herein shall constitute a legally-binding agreement of Rio Tinto. There shall be no obligation or commitment in respect of this Proposal or the Proposed Transaction, nor shall there be any rights or claims if discussions regarding the Proposed Transaction are terminated. Any obligations or commitments in respect of the Proposed Transaction will be contained only in definitive transaction documents, which would be valid and binding only if and when executed in writing and delivered by each of Rio Tinto and Turquoise Hill. As I am sure you are aware, Rio Tinto as a significant shareholder in Turquoise Hill is obligated to disclose this Proposal under applicable securities law. It will be attached to Rio Tinto’s amended Schedule 13D, which will be filed before the open of business in North America on Monday and in advance of that filing being made will be described in announcements to the London Stock Exchange and the Australian Securities Exchange filed at 7am London time on Monday. Rio Tinto does not believe that applicable securities law requires Turquoise Hill to announce the Proposal ahead of those filings. If Turquoise Hill intends to make any announcement prior to that time, we ask that Turquoise Hill gives us prior notice.

We believe the Proposal represents a compelling value proposition for Turquoise Hill minority shareholders and we look forward to working closely with you towards a successful transaction for all stakeholders. Please let us know if you need any further clarification on our Proposal.

Sincerely,

/s/ Jakob Stausholm

Jakob Stausholm